SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G/A
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO 13d-2(b)
(Amendment No. 11)

American Healthways, Inc

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

02649V 10

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[x]	Rule 13d-1(d)

Page 1 of 5 Pages

CUSIP NO. 02649V 10	13G/A	Page 2 of 5 Pages

(1)		NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

		Thomas G. Cigarran

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
		(b) ☐

(3)		SEC USE ONLY

(4)		CITIZENSHIP OR PLACE OF ORGANIZATION

		United States

		(5) SOLE VOTING POWER
NUMBER OF	1,141,128
SHARES
BENEFICIALLY		(6) SHARED VOTING POWER
OWNED BY	0
EACH
REPORTING		(7) SOLE DISPOSITIVE POWER
PERSON WITH		1,141,128

		(8) SHARED DISPOSITIVE POWER
		0

(9)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		1,141,128

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN	(a) ☐
	SHARES*

(11)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

		7.3%

(12)		TYPE OF REPORTING PERSON*

		IN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 02649V 10	13G/A	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:	American Healthways, Inc. (“AMHC”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:	3841 Green Hills Village Drive Nashville, Tennessee 37215

Item 2(a)	Name of Person Filing:	Thomas G. Cigarran

Item 2(b)	Address of Principal Business Office:	3841 Green Hills Village Drive Nashville, Tennessee 37215

Item 2(c)	Organization/Citizenship:	United States citizen

Item 2(d)	Title of Class of Securities:	Common stock, $.001 par value (“Common Stock”)

Item 2(e)	CUSIP Number:	02649V 10

Item 3.	Inapplicable.

Item 4.	Ownership.

Total Shares
of AMHC
	Common				Sole	Shared
	Stock	Percent	Sole	Shared	Power	Power
	Beneficially	of	Voting	Voting	to	to
Person	Owned	Class(1)	Power	Power	Dispose	Dispose

Thomas G. Cigarran	1,141,128 (2)	7.3%	1,141,128	—	1,141,128	—

(1)	Based on 15,425,314 shares of Common Stock outstanding as of December 31, 2002, plus 290,000 shares of Common Stock subject to options held by the reporting person, which are exercisable within 60 days of December 31, 2002.

(2)	Includes 290,000 shares which the reporting person had the right to acquire within 60 days of December 31, 2002 upon exercise of options.

CUSIP NO. 02649V 10	13G/A	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Inapplicable.

Item 8.	Identification and Classification of Members of the Group.

Inapplicable.

Item 9.	Notice of Dissolution of Group.

Inapplicable.

Item 10.	Certification.

Inapplicable.

CUSIP NO. 02649V 10	13G/A	Page 5 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2003

/s/ Thomas G. Cigarran
(Signature)

Thomas G. Cigarran, Chairman and Chief Executive Officer, American Healthways, Inc. (Name/Title)